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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                           (Amendment No. 2)*

                     CABLE CAR BEVERAGE CORPORATION
                  -------------------------------------
                            (Name of Issuer)

                       Common Stock, $.01 Par Value
                      ------------------------------
                      (Title of Class of Securities)

                              126844 10 9
                             --------------
                             (CUSIP Number)

                           Samuel M. Simpson
           717 17th Street, Suite 1475, Denver, Colorado 80202
                             (303) 298-9038
       --------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              June 24, 1997
         -------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or (4), check the following box.---

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                              SCHEDULE 13D

CUSIP No.  126844 10 9

1    NAME OF REPORTING PERSON                 Samuel M. Simpson

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                              ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP                                          (a)  ---
                                                      (b)  -X-
3    SEC USE ONLY

4    SOURCE OF FUNDS                                  OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)       ---

6    CITIZENSHIP OR PLACE OF ORGANIZATION             U.S.A.

     NUMBER OF SHARES BENEFICIALLY OWNED
     BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER                               12,200

8    SHARED VOTING POWER                            661,532

9    SOLE DISPOSITIVE POWER                          12,200

10   SHARED DISPOSITIVE POWER                       661,532

11   AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                       673,732

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)
     EXCLUDES CERTAIN SHARES                          ---

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW (11)                                          7.5%

14   TYPE OF REPORTING PERSON                         IN

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ITEM 1.   SECURITY AND ISSUER.

     This Schedule 13D relates to Common Stock, $.01 par value of
Cable Car Beverage Corporation, a Colorado corporation (the
"Company"), with principal offices at 717 17th Street, Suite 1475, Denver, Colorado 80202.

ITEM 2.   IDENTITY AND BACKGROUND.

(a)     The reporting person's name is William H. Rutter.

(b)     The reporting person's business address is 1868 So.
        Highland Drive, Moab UT  84532.

(c) The reporting person's principal occupation is self-employed investor at above address.

(d)(e) During the last five years, the reporting person has not been convicted in any criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein an order enjoining future violations of federal or state securities laws was entered.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     No separate funds or other consideration were received by Reporting Person for the change in beneficial ownership which is the subject of this Schedule 13D.

    The Company, Triarc Companies, Inc. ("Triarc"), whose principal address is 280 Park Avenue, New York, New York 10017, and CCB Merger Corporation, a wholly-owned subsidiary of Triarc ("Mergerco"), entered into an Agreement and Plan of Merger on June 24, 1997 (the "Merger Agreement"). A copy of the Merger Agreement, in connection with which Triarc entered into the Stockholders Agreement described in Item 4 below, is attached hereto as Exhibit A and incorporated by reference herein. Under the terms of the Merger Agreement, Mergerco would be merged with and into the Company, the Company would be the surviving corporation and the Company would become a wholly owned subsidiary of Triarc (the "Merger"). Pursuant to the Merger Agreement, each issued and outstanding share of the Company's Common Stock (other than certain shares to be cancelled in accordance with the Merger Agreement and those held by stockholders who have exercised appraisal rights under Delaware law) will be converted into the right to receive from Triarc 0.1722 of a fully paid and nonassessable share of the Class A Common Stock, $.10 per share, of Triarc (the "Triarc Common Stock"), subject to certain adjustments as set forth in the Merger Agreement. The transaction is intended to be a tax-free reorganization under the provisions of section 368(a) of the Internal Revenue Code of 1986, as amended.

ITEM 4.   PURPOSE OF TRANSACTION.

     In connection with the Merger Agreement described in Item 3 above, Triarc and the Reporting person, his spouse, Susan L. Fralick and Smauel M. Simpson and his spouse, Susan L. Neff,
(collectively the "Stockholders") entered into a Stockholders Agreement, dated as of June 24, 1997 (the "Stockholders
Agreement").  The Stockholders Agreement, attached hereto as
Exhibit B and incorporated by reference herein, includes, among other provisions, agreements by the Stockholders to vote, at any meeting of the holders of the Common Stock, their shares of Common Stock (other than certain Excluded Shares identified in Schedule I to the Stockholders Agreement), whether owned as of the date of the Stockholders Agreement or thereafter acquired, in favor of the Merger Agreement and the transactions contemplated therein, including, without limitation, the Merger, and otherwise in accordance with the Stockholders Agreement with respect to certain matters specified therein.

     The Merger Agreement provides that upon the effectiveness of the Merger, the Company shall have authorized and outstanding 1,000 shares of common stock, par value $1.00 per share, all of which shall be owned by Triarc. The effectiveness of the Merger will cause the Company's Stock to cease to be authorized to be included on NASDAQ and become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. Pursuant to the Merger Agreement, the Company's Certificate of Incorporation and Bylaws will change. See attached Merger Agreement.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Reporting Person and his spouse are required to vote their shares of the Company's Common Stock in favor of the merger transaction. In the event that they fail to vote such shares of Company Common Stock in such manner, they have appointed Triarc as their attorney and proxy to vote their shares of the Company's Stock in the manner set forth in the Stockholders Agreement. In addition, Reporting Person and his spouse have granted to Triarc an exclusive and irrevocable option (the "Option") to purchase their Company Stock if the Company shall have taken certain specified actions with respect to an Acquisition Proposal (as defined in the Merger Agreement), at a purchase price per share in cash equal to
(i) 0.1722 times (ii) the average (without rounding) of the closing prices per share of Triarc Common Stock on the New York Stock Exchange for the 15 consecutive trading days ending on the trading day immediately preceding the closing of the exercise of the Option, subject to certain adjustments as set forth in the Stockholders Agreement. The Options granted under the Stockholders

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Agreement must be exercised by Triarc simultaneously in whole and not in part as to all shares of the Company's Common Stock subject thereto. The Reporting Person's shares (including those of his spouse) represent 7.5% of the outstanding Common Stock of the Company. <FN1> As of the date of this Schedule 13D, there are 1,766,409 shares of the Company's Common Stock, or approximately 19.7% of the Company's Common Stock outstanding subject to the Stockholders Agreement. <FN1> The other Stockholders are subject to the same terms as the Reporting Person.

    In addition, the Reporting Person holds vested options to purchase 87,500 shares of Company Common Stock which, if exercised, would be subject to the Stockholders Agreement with respect to which Triarc would have the right to direct the vote with respect to the Merger, be appointed proxy and hold an option to acquire as described in the previous paragraph. Reporting Person has no current plans to exercise these options.

     (b) Reporting person and his spouse have the sole power to vote 12,200 shares of the Company's Common Stock. Pursuant to the Stockholders Agreement it may be deemed that Reporting Person has shared power with Triarc to vote or to direct the vote, and to dispose of or direct the disposition of 661,532 shares of the Company's Common Stock.

     (c) Reporting Person is a party to the Stockholders Agreement which may be deemed to have granted to Triarc shared powers to vote or to direct the vote or to dispose of or direct the disposition of 1,766,409 shares of the Company's Common Stock.

       Although Reporting Person is part of a group that executed the Stockholders Agreement with Triarc, he does not affirm membership in a group for purposes of this Report. Reporting
Person's decision to execute the Stockholders Agreement was his separate decision and not dependent upon any decision by Mr. Simpson and Mr. Simpson's spouse to execute that agreement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described in Items 3 and 4 above, Reporting Person is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company.


____________________
[FN]
<FN1>   Such percentage is based on 8,948,324 shares of Common Stock outstanding as of June 24, 1997.
[/FN]
                                 -5-
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ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit Index

      A.  Agreement and Plan of Merger, dated
          June 24, 1997, among the Company,
          Triarc and Mergerco

      B. Stockholders Agreement , as amended, dated as of June 24, 1997 among Triarc, Samuel M.
          Simpson, Susan L. Neff, William H. Rutter and Susan L. Fralick




                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



BY(Signature)                            /s/ William H. Rutter
(Date)                                   July 15, 1997
(Name)                                   William H. Rutter